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June 27, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alere Inc.
PRRN14A filed June 24, 2013
Filed by Coppersmith Capital Management, LLC et al
File No. 001-16789

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 25, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Coppersmith Capital Management, LLC, together with the other participants in its solicitation (collectively, “Coppersmith”) and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Revised Preliminary Proxy Statement on Schedule 14A filed on June 24, 2013

Letter to Stockholders

1.
Refer to comment 14 in our prior comment letter and item 1 in the letter to Alere stockholders. The revised disclosure should highlight the fact that there are four director slots being voted upon, not the fact that your three nominees are being voted upon. Please revise.

We have revised the Proxy Statement to highlight the fact that there are four director slots being voted upon.  See Cover Letter and page 1 of the Proxy Statement.

Reasons for the Solicitation, page 7

2.
Refer to the third bullet point on page 7. The first sentence states: “We are concerned about widely reported ethical and/or business judgment lapses by Company nominees as CEO or chairman, leading us to question their ability to provide proper corporate governance oversight of the Company and hold management accountable for their poor execution.” The paragraph that follows supports your purported concerns only as to a single Company nominee, Sir Thomas McKillop. Since your statement speaks in the plural, identify the other Company nominee(s) referenced and provide appropriate support for your allegations regarding ethical and/or business judgment lapses. Alternatively, delete this statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 27, 2013

We have revised the Proxy Statement to clarify that Coppersmith’s statement pertains only to ethical and/or business judgment lapses by Sir Thomas McKillop.  See page 7 of the Proxy Statement.

3.
Refer to comment 7 in our prior comment letter and your response. Include the clarifying disclosure provided in your response letter in the revised proxy statement, so shareholders can understand fully the basis for your assertions.

We have revised the Proxy Statement to include disclosure regarding Coppersmith’s methodology and calculations in deriving the cited estimates.  See page 14 of the Proxy Statement.

*          *          *          *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky